Exhibit 99.1

SIMPPLE LTD. Comments on Plan to Regain Nasdaq Compliance

SINGAPORE, November 5, 2024 – SIMPPLE Ltd. (NASDAQ: SPPL) (“SIMPPLE” or “the Company”), a leading technology provider and innovator in the facilities management sector, today announced details of its plan to regain compliance on the Nasdaq.

On October 25, 2024, SIMPPLE announced it had, on the previous day, received written notice from the Listing Qualifications Staff of Nasdaq stating that the Company had not regained compliance with Nasdaq Listing Rules 5550(a)(2) (“the Rule”) to maintain a minimum bid price of $1 per share for the 180-day period culminating on October 23, 2024, and was thus not eligible for a second 180-day period.

In that same announcement of October 25, SIMPPLE also said it intended to request a hearing before the Nasdaq Hearings Panel, during which the Company would present its plan to regain compliance with the above-listed Rule and ask for additional time within which to regain this compliance.

On October 31, SIMPPLE filed this request, which allows the Company’s ordinary shares to remain listed on the Nasdaq Capital Market until such time as Nasdaq renders a decision, and offers any extension, in connection with this hearing.

The Company plans to regain compliance includes effecting a reverse stock split aimed at increasing the Company’s share price to meet Nasdaq’s listing standards. In the meantime, however, SIMPPLE remains fully operational, with day-to-day business activities proceeding as usual.

During the past three months, SIMPPLE has been able to secure several contracts and partnership agreements to further demonstrate commercial success in the market. While these announcements, and other such announcements that the Company may make in the near future, cannot guarantee a specific upwards movement in the price of its common shares, SIMPPLE is confident such achievements underscore the strength of its business and market position, and the scope of the Company’s future business opportunities.

“We are committed to maintaining our Nasdaq listing and are actively pursuing the necessary steps to regain compliance with Nasdaq’s minimum bid price requirement,” said SIMPPLE chief executive Norman Schroeder. “We look forward to providing further updates on this compliance process, and on the numerous business opportunities we believe will have a positive impact on our long-term growth and financial health.”

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media queries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Tel: (646) 893-5835

Email: info@skylineccg.com